FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X     Form 40-F
                               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes         No  X
                               -----     -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release on notice of extraordinary general meeting and H share class meeting, made on August 13, 2004, in English by Huaneng Power International Inc.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     August 13, 2004


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                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
      Notice of Extraordinary General Meeting and H Shares Class Meeting

(Beijing, China, August 13, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced today that the Company will hold its Extraordinary General Meeting ("EGM") at 9:00 a.m. on Tuesday, September 28, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China, for the consideration and passage of the following resolutions:

1. to approve the proposed amendments to the Company's articles of association;

2. to approve the proposal to appoint three new directors; and

3. to approve the proposal to -

   3.1 mandate the issuance of up to US$ 300 million in principal amount of bonds convertible to the Company's overseas listed foreign shares within 12 months from the date of approval by special resolutions passed at the Company's EGM, Domestic Shares Class Meeting and H Shares Class Meeting; and

   3.2 authorize the board of directors to determine the terms and conditions of the convertible bonds and execute all necessary legal documents to effectuate the issuance of the convertible bonds, including making necessary amendments to the Company's articles of association.

In addition, the Company will hold its H Shares Class Meeting at 11:00 a.m. on Tuesday, September 28, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China, for the consideration and passage of resolution 3 above.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes. The notes and overseas listed foreign shares issuable upon conversion of the notes have not been registered under the Securities Act, or applicable state securities laws, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.


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Huaneng Power International, Inc.
Notice of Extraordinary General Meeting and H Shares Class Meeting...P.2


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn


Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520
2201 Fax:(852) 2520 2241